UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-13828

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

SunEdison, Inc.

Full Name of Registrant

Former Name if Applicable

13736 Riverport Drive, Maryland Heights, Missouri, 63043

Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SunEdison, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 (the “Form 10-Q”) without unreasonable effort or expense. The delay in filing the Form 10-Q is primarily due to the Company’s previously disclosed inability to file its Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and its Form 10-Q for the quarter ended March 31, 2016 (the “Q1 Form 10-Q”). Until the Company completes and files the Form 10-K and its Q1 Form 10-Q, it will be unable to complete and file the Form 10-Q. The Form 10-K and Q1 Form 10-Q continue to be delayed due to the Company’s previously disclosed filing of a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on April 21, 2016, as well as the previously disclosed identification by management of material weaknesses in its internal controls over financial reporting, primarily resulting from deficient information technology controls in connection with newly implemented systems. The complexity of completing the Form 10-K, the Q1 Form 10-Q and the Form 10-Q has increased substantially compared to the prior periods due to the Company’s filing of a voluntary petition for relief under Chapter 11. Moreover, because of the material weaknesses, additional procedures are necessary for management to complete the Company’s annual financial statements and related disclosures, and for the finalization of the audit of the Company’s annual financial statements and the effectiveness of internal controls over financial reporting as of December 31, 2015. To date, the additional procedures performed as a result of the material weaknesses identified have not resulted in the identification of any material misstatements or restatements of the Company’s audited or unaudited consolidated financial statements or disclosures for any period previously reported by the Company. In addition, the Company has not yet appointed an independent accounting firm to audit its consolidated financial statements.

The Company does not anticipate being able to file the Form 10-Q within the 5 calendar day period set forth in Rule 12b-25 under the Securities Exchange Act, as amended. Cautionary Statement Regarding Forward-Looking Statements

This form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks, and uncertainties and typically include words or variations of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek,” “estimate,” “predict,” “project,” “goal,” “guidance,” “outlook,” “objective,” “forecast,” “target,” “potential,” “continue,” “would,” “will,” “should,” “could,” or “may” or other comparable terms and phrases. All statements that address operating performance, events, or developments that the Company expects or anticipates will occur in the future are forward-looking statements. They may include estimates of expected cash available for distribution, earnings, revenues, capital expenditures, liquidity, capital structure, future growth, and other financial performance items (including future dividends per share), descriptions of management’s plans or objectives for future operations, products, or services, or descriptions of assumptions underlying any of the above. Forward-looking statements reflect the Company’s current expectations or predictions of future conditions, events, or results and speak only as of the date they are made. Although the Company believes its expectations and assumptions are reasonable, it can give no assurance that these expectations and assumptions will prove to have been correct and actual results may vary materially.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Philip Gund	314	770-7300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company’s Form 10-K for the fiscal year ended December 31, 2015 and Form 10-Q for the quarter ended March 31, 2016

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company cannot make a reasonable estimate of any potential change in its results of operations for the period indicated because the Company needs to complete the steps and tasks necessary to finalize the Company’s annual financial statements and quarterly financial statements and to provide the information needed for the Company’s independent accounting firm to complete its review of those financial statements and of the Company’s internal controls over financial reporting.

SunEdison, Inc.

(Exact name of Registrant as specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2016	By:	/s/ Philip Gund
Philip Gund Chief Financial Officer